April 17, 2026

Amro Albanna
Chief Executive Officer
Aditxt, Inc.
2569 Wyandotte Street, Suite 101
Mountain View, CA 94043

       Re: Aditxt, Inc.
           Registration Statement on Form S-3
           Filed April 13, 2026
           File No. 333-295005
Dear Amro Albanna:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Sean F. Reid, Esq.